708 Third Avenue New York, NY 10017	T 212 682 8300 F 212 682 2662	www.medialink.com

November 27, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Mail Stop 3561 - CF/AD 11
Washington, DC 20549

Dear Mr. Spirgel:

We are in receipt of your letter dated November 14, 2006, commenting on the Form 10-K for the year ended December 31, 2005, and the Form 10-Q for the quarterly period ended June 30, 2006, filed with the Securities and Exchange Commission (the “Commission”) by Medialink Worldwide Incorporated (the “Company”). We have reviewed the letter, and following are responses to each of the comments. For convenience, we have included the original comments below as bolded and underlined text.

1.	Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

Please explain what is meant by the term “generally” as used in the first sentence of the revenue recognition policy.

The term “generally” was used as an overall qualifier to take into account any immaterial amounts that may not be covered by the statement. We are not aware of any specific transactions that would require such qualification, and therefore can remove this term from the disclosure in future filings.

Tell us how you determine substantial completion of the services being provided.

Our services include broadcast services, press release wire services, and video watermarking services.

Broadcast service offerings include the production of video and audio content, the broadcast of live events, and the distribution and monitoring of video and audio news releases. Substantial completion of each broadcast service offering is determined as follows:

➢
The production of video and audio content, which typically are less than five minutes in length, includes all consultation, scripting, and filming (for video content) or recording (for audio content). The entire process is typically completed within one or two weeks time from initial client discussions. The production of video content is determined to be substantially complete upon the completion of filming; the production of audio content is determined to be substantially complete upon the completion of recording.

➢	The broadcast of live events is determined to be substantially complete upon completion of the broadcast.

➢	Distribution and monitoring of video news releases and audio news releases is determined to be substantially complete upon completion of all distribution obligations.

Chicago Dallas London	Los Angeles New York Norwalk, CT	San Francisco Washington, DC

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Press release wire services are determined to be substantially complete upon distribution of the press release. Please note that we sold the assets of this business in September 2006; accordingly, our Form 10-Q for the quarterly period ended September 30, 2006, reflects the results of operations of this business as a discontinued operation.

Video watermarking services are provided under long-term contracts under which an agreed upon monthly or quarterly fee is charged to the client for specified services. Such services are determined to be substantially complete upon satisfaction of all monthly service requirements.

Also, tell us whether the revenue from distribution and monitoring of video and audio news releases relates to the Company’s broadcast services offerings. If so, tell us why you believe it is appropriate to recognize revenue from broadcast services prior to the distribution date of the video and audio news releases.

Our broadcast production services and broadcast distribution services are provided as separate and distinct offerings to our clients. For individual client projects, we may be asked to provide only production services, only distribution services, or both production and distribution services. Clients negotiate and are provided with separate quotes for production services and distribution services, with separate agreements reached for the scope and pricing of each service. Clients are invoiced no later than upon completion of filming (for video production) or recording (for audio production) if they are provided only production services; clients are invoiced upon completion of distribution if they are provided only distribution services.

Certain client projects require both production services and distribution services. Certain of these projects are negotiated and invoiced separately for the services provided in the same manner as those client projects for which such services are provided on a stand-alone basis. In those instances where a client whose project requires both production and distribution services cancels the distribution subsequent to the completion of production, the client is obligated to and in fact pays for the production services as originally quoted and invoiced. Similarly, if such a client delays distribution into future periods or indefinitely, the client is obligated to and in fact pays for the invoiced production services in accordance with the normal payment terms for such services. In all instances, payments received for the production services provided are not subject to any type of refund or adjustment.

Certain other clients purchase a complete service, which includes both production and distribution services and requires that the project be quoted, invoiced, and fulfilled as a single project. For such projects, clients have no obligation to pay until distribution has occurred, which is the final stage of the project, and therefore are not invoiced until such time. For these projects, our ability to realize any value for production services is contingent on us providing the distribution services. Accordingly, no revenue is recognized on these projects until distribution has occurred.

We believe that our current practice of recognizing revenue for production services upon substantial completion is appropriate. We believe that in those instances where the client is being provided both production services and distribution services under separate arrangements, the revenue recognition should be no different than that for those clients who are being provided either production services or distribution services on a stand-alone basis. We also believe that it is appropriate to delay revenue recognition when both the production services and the distribution services are combined as a single project since the point of substantial completion on such arrangements is shifted to the point of distribution.

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We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filings with the Commission. We understand that staff comments from the Commission and changes made to our disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to our filings. We further acknowledge that we may not assert staff comments from the Commission as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

We have filed this response on EDGAR. We have also included three additional copies of this letter for the convenience of the staff. Please do not hesitate to contact me if you have any questions or require any additional information on this matter.

Sincerely,

Kenneth Torosian
Chief Financial Officer